ACCELERATED ACQUISITIONS XII, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

  February 18, 2011

  VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Accelerated Acquisitions XII, Inc. (the “Company”)
Registration Statement on Form 10
File No. 000-54062
Filed on January 18, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 15, 2010 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Item1. Business

(b) Business of issuer, page 3

          1. Please disclose that any resales of the registrant’s securities by Accelerated Venture Partners LLC or an affiliate of registrant to any consultants would be subject to the restrictions of Rule 144(i) of regulation C.

Division of Corporate Finance
February 18, 2011

COMPANY RESPONSE

           We have added the disclosure on page 3 that any resales of the registrant’s securities by Accelerated Venture Partners LLC or an affiliate of registrant to any consultants would be subject to the restrictions of Rule 144(i) of regulation C.

Aspects of a reporting company, page 4

           2. Please disclose that, when the registrant has completed a transaction that has the effect of causing it to cease being a shell company, it is required to file within four business days a Form 8K under item 2.01(f) and 5.06 that provides Form 10 information for the target company, including audited financial statement.

COMPANY RESPONSE

           We have added disclosure on page 4 stating;
Upon the consummation of a Business Combination, the Company is required to file within four business days with the Securities and Exchange Commission a current report on Form 8-K to disclose the Business Combination, the terms of the transaction and a description of the business and management of the Target Business, among other things, and will include audited consolidated financial statements of the Company giving effect to the Business Combination.

Form of Acquisition page 6

             3. Please confirm that your reference to stockholder and board ratification are correct or whether you should be referring to stockholder and board approval.

COMPANY RESPONSE

            We have modified the disclosure on page 6 to refer to stockholder and board approval.

 Item 2. Financial information, page 15

             4. Please clarify at the top of page 15 that becoming a reporting company does not mean that the company will have additional access to capital.

COMPANY RESPONSE

            We have added disclosure to page 15 that states, becoming a listed reporting company does not mean that the company will have additional access to capital.

            5. We note your response to comment 22 from our letter dated August 26, 2010. On page 3 you define “Company” as Accelerated Acquisition. However, this reference is not consistently applied on pages 17 to 19. Here “the Company” refers to Accelerated Acquisitions I. Inc., Accelerated Acquisitions II, Inc., etc. Revise to make clear your use of the term “Company.”

Division of Corporate Finance
February 18, 2011

COMPANY RESPONSE

            We apologize for the oversight and have revised pages 17 to 19 accordingly.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ACCELERATED ACQUISITIONS XII, INC.

By: /s/ Timothy J. Neher
Timothy J. Neher